UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)


                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                   LOEWS CINEPLEX ENTERTAINMENT CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $0.01 per share

                        (Title of Class of Securities)

                                 540423 10 0
                                (CUSIP Number)

                              Karen Randall, Esq.
                            Universal Studios, Inc.
                           100 Universal City Plaza
                       Universal City, California 91608
                                (818) 777-1000

  (Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)

                                 May 14, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             PAGE 1 OF 29 PAGES

                                 SCHEDULE 13D


CUSIP No.   540423 10 0                      Page     2    of    29    Pages
            -----------                           -------     --------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Seagram Company Ltd.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /___/

                                                                   (b) /_X_/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

         00; WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /___/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         0
BENEFICIALLY  8   SHARED VOTING POWER
    OWNED
     BY           11,691,249
    EACH
              9   SOLE DISPOSITIVE POWER REPORTING
   PERSON
                  0
    WITH
              10  SHARED DISPOSITIVE POWER

                  11,691,249

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,691,249

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /___/

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.6%

 14  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.   540423 10 0                      Page     3    of    29    Pages
            -----------                           -------     --------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Universal Studios, Inc.
     IRS Identification No. 95-2011468

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /___/

                                                                   (b) /_X_/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     00; WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /___/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         0
BENEFICIALLY  8   SHARED VOTING POWER
    OWNED
     BY           11,691,249
    EACH
              9   SOLE DISPOSITIVE POWER REPORTING
   PERSON
                  0
    WITH
              10  SHARED DISPOSITIVE POWER

                  11,691,249

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,691,249

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /___/

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.6%

 14  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                        Page 4 of 29 Pages

Item 1.  Security and Issuer.

                 This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Loews Cineplex Entertainment Corporation, a Delaware corporation formerly known as LTM Holdings, Inc. (the "Company"). The principal executive office and mailing address of the Company is 711 Fifth Avenue, 11th Floor, New York, New York 10022.

Item 2.  Identity and Background.

                 (a) - (f) This Schedule 13D is being filed jointly by The Seagram Company Ltd., a Canadian corporation ("Seagram"), and Universal Studios, Inc., a Delaware corporation ("Universal") (each, a "Reporting person" and, collectively, the "Reporting Persons"), to report the acquisition of beneficial ownership of more than 5% of the Common Stock. The agreement between the Reporting Persons relating to the joint filing of this
Schedule 13D is attached as Exhibit 1 hereto.

                 The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 and the principal executive offices of Universal are located at 100 Universal City Plaza, Universal City, California 91608.

                 Seagram operates in two global segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal, produces and distributes motion picture, television and home video products; produces and distributes recorded music; and operates theme parks and retail stores.

                 Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 34.6% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.5% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.9% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 0.7% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.3% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 1.0% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.2% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.1% of the Seagram Common Shares, a charitable foundation of which Phyllis Lambert is one of the directors owns less than 0.01% of the Seagram Common Shares and Edgar M. Bronfman, Charles R. Bronfman and their

                                                        Page 5 of 29 Pages

respective spouses and children own directly approximately 0.02% of the Seagram Common Shares. In addition, such persons hold currently exercisable options to purchase an additional 1.0% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of April 30, 1998.

                 Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram. Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de Gunzburg are siblings.

                 Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Seagram Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts for the benefit of Edgar M. Bronfman and his descendants, the aforesaid trusts for the benefit of Charles R. Bronfman and his descendants, the first two of the four aforesaid charitable foundations and Charles R. Bronfman. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Seagram Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Seagram Common Shares.

                 The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Universal and Seagram, is contained in Schedule 1 attached hereto.

                 During the last five years, neither Seagram nor Universal, nor to the best knowledge of Seagram or Universal, any of their respective directors or executive officers (or any other person or entity set forth in Schedule 1), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 As more fully described in Item 4 below, Universal purchased 4,426,606 shares of Common Stock for $84.5 million in cash pursuant to an Amended and Restated Subscription Agreement dated as of September 30, 1997 between Universal and the Company (the "Subscription Agreement"). Universal obtained funds for such purchase from its general corporate funds.

Item 4.  Purpose of Transaction.

                 On September 30, 1997, Cineplex Odeon Corporation ("Cineplex"), Sony Pictures Entertainment Inc. ("SPE") and the Company, which was then a wholly-owned subsidiary of SPE, entered into a Master Agreement (the "Master Agreement") providing for, among other things, a business combination involving the Company and Cineplex which resulted in Cineplex

                                                        Page 6 of 29 Pages

becoming a wholly-owned subsidiary of the Company. On May 14, 1998 (the "Closing Date"), the business combination was effected (the "Closing") pursuant to a plan of arrangement (the "Arrangement") of Cineplex under the Business Corporations Act (Ontario). As part of the Arrangement, (i) the Company acquired from Cineplex all of the capital stock of Plitt Theatres, Inc., a wholly-owned subsidiary of Cineplex, in exchange for 8,242,385 shares of Common Stock, (ii) Cineplex distributed such shares to its shareholders (including Universal, which owned 73,446,426 Subordinate Restricted Voting Shares of Cineplex immediately prior to the Closing), on a pro rata basis, in consideration for the purchase for cancellation of approximately 46.6% of their shares of Cineplex capital stock, on a pro rata basis, and (iii) the Company acquired each remaining outstanding share of Cineplex capital stock in exchange for one-tenth of one share of Common Stock, except that the Company acquired 800,000 Subordinate Restricted Voting Shares of Cineplex from Universal in exchange for 80,000 shares of Class B non-voting common stock, par value $.01 per share, of the Company ("Class B Non-Voting Common Shares") and the Company acquired 40,000 shares of Cineplex capital stock from the Charles Rosner Bronfman Family Trust (the "Trust") in exchange for 4,000 Class B Non-Voting Common Shares.

                 In addition to receiving Common Stock pursuant to the Arrangement as a Cineplex shareholder, as an integral part of the business combination between Cineplex and the Company, Universal purchased 4,426,606 shares of Common Stock for $84.5 million in cash on the Closing Date (the "Purchase") pursuant to the Subscription Agreement, which Universal and the Company entered into concurrently with the execution and delivery of the Master Agreement. The number of shares of Common Stock purchased by Universal is subject to adjustment in connection with certain issuances of securities by the Company. See Item 6 below for a further description of the Subscription Agreement.

                 The preceding summary of certain provisions of the Master Agreement and the Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Subscription Agreement is incorporated herein by reference.

                 In the ordinary course of business, Universal intends to review the performance of its investment in the Company. Depending on various factors, including the Company's business affairs, prospects, financial position, current and anticipated future price levels of the Common Stock, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it, Universal will take such actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time and subject to the Stockholders Agreement (as defined and described in Item 6 below). Subject to such agreement, Universal may purchase additional equity in the Company or may, and hereby reserves the right to, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

                 Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting person reserves the right to develop such plans).

                                                        Page 7 of 29 Pages

Item 5.  Interest in Securities of the Issuer.

                 Universal beneficially owns 11,691,249 shares of Common
Stock, representing 26.6% of the outstanding shares of Common Stock, consisting of the shares acquired by Universal pursuant to the Arrangement and the 4,426,006 shares acquired pursuant to the Purchase. Universal and an affiliate also beneficially own 80,000 Class B Non-Voting Common Shares which were acquired pursuant to the Arrangement and which are identical to the Common Stock except that the Class B Non-Voting Common Shares (i) are not entitled to vote, except as required by law, and (ii) shall convert into Common Stock, on a one-for-one basis, upon the later of (A) their transfer to any person, other than Universal or an affiliate thereof and (B) the fifth anniversary of the Closing Date. As a result of its ownership of an indirect 84% interest in Universal, Seagram may also be deemed to beneficially own such shares of Common Stock and Class B Non-Voting Common Shares. Subject to the terms of the Stockholders Agreement, Universal has the power to vote and dispose of the foregoing shares of Common Stock.

                 As disclosed in a Statement on Schedule 13D filed by the Claridge Group (as defined below) with respect to the Common Stock, (i) Charles R. Bronfman, Co-Chairman of the Board of Directors and Chairman of the Executive Committee of Seagram, beneficially owns, indirectly, 3,918,907 shares of Common Stock, representing 8.9% of the outstanding Common Stock,
(ii) E. Leo Kolber, a director of Seagram, beneficially owns, indirectly, 350,309 shares of Common Stock, representing 0.8% of the outstanding Common Stock, and (iii) The Phyllis Lambert Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman and Phyllis Lambert, beneficially owns 31,410 shares of Common Stock, representing 0.07% of the outstanding Common Stock. The shares described in this paragraph are all subject to the Stockholders Agreement as shares held by members of the Claridge Group. Upon consummation of the Arrangement, members of the Claridge Group owned an aggregate of 4,324,003 shares of Common Stock or 9.8% of the Common Stock and 4,000 shares of Class B Non-Voting Common Shares.

                 Except as described above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers (or any other person or entity set forth in Schedule 1 to the Schedule 13D), has the power to vote or direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

                 In addition, upon consummation of the transactions contemplated by the Master Agreement, SPE, directly and indirectly, owned 21,934,625 shares, or 49.9%, of the Common Stock and 1,202,486 shares of Class A Non-Voting Common Stock, par value $.01 per share, of the Company ("Class A Non-Voting Common Shares" and, together with Class B Non-Voting Common Shares, "Non-Voting Common Shares"), which are identical to the Common Stock except that the Class A Non-Voting Common Shares (i) are not entitled to vote, except as required by law, and (ii) shall convert into Common Stock, on a one-for-one basis (A) upon their transfer to any party other than SPE and its affiliates, (B) if, before giving effect to their conversion, SPE and its affiliates would beneficially own in the aggregate less than 49.9% of the outstanding Common Stock, in an amount that would result in SPE and its affiliates beneficially owning not more than 49.9% of the outstanding Common Stock and (C) upon the third anniversary of the Closing.

                 The Reporting Persons may be deemed to have formed a group with respect to the Common Stock with SPE and the members of the Claridge

                                                        Page 8 of 29 Pages

Group as a result of such parties entering into the Stockholders Agreement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group among the Reporting Persons and any of SPE or any member of the Claridge Group exists with respect to the Common Stock, and each of the Reporting Persons disclaims the existence of any such group. Accordingly, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by SPE and the Claridge Group. The Reporting Persons are advised that each of SPE and the Claridge Group is separately filing a Statement on Schedule 13D with respect to its ownership of Common Stock.

                 Except with respect to the acquisition of Common Stock and Class B Non-Voting Common Shares pursuant to the Arrangement and the Purchase, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person or entity named in Schedule 1, has effected any transaction in Common Stock during the past 60 days.

                 Percentages set forth in this Item 5 are based on the 43,963,333 shares of Common Stock anticipated to be outstanding as of the Closing Date as reported in the Company's Registration Statement on Form S-4 relating to the Arrangement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 As described in Item 4 above, Universal purchased 4,426,606 shares of Common Stock on the Closing Date in exchange for a cash payment of $84.5 million or $19.0891 per share. The number of shares of Common Stock to be issued to Universal pursuant to the Subscription Agreement is subject to adjustment pursuant to the anti-dilution provisions contained therein. In accordance with these provisions, the Company will be required to issue, subject to applicable stock exchange requirements, additional Common Stock to Universal for no additional consideration if the Company issues or sells any Common Stock (other than in connection with employee stock options or the conversion of Non-Voting Common Shares) in certain types of transactions to any person other than Universal or any of its affiliates (a "Sale"), including issuances upon conversion, exchange or exercise of voting share equivalents, whether in one or a series of transactions for consideration (the "Subsequent Sale Price") of less than $19.0891 per share, subject to adjustments.

                 Upon the closing of the first Sale having a Subsequent Sale Price of less than $19.0891, the number of additional shares to be issued to Universal would equal (a) the quotient of $84,500,000 divided by the Subsequent Sale Price, minus (b) 4,426,606 shares of Common Stock. Upon the completion of each subsequent Sale, the number of additional shares would equal (w) the quotient of $84,500,000 divided by the weighted average Subsequent Sale Price (determined in accordance with the Subscription Agreement) of all Sales, minus (x) the number of additional shares of Common Stock previously issued to Universal pursuant to the adjustment provisions of the Subscription Agreement, minus (y) the 4,426,606 shares of Common Stock issued to Universal on the Closing, plus (z) any shares of Common Stock that Universal may be required to deliver as described in the following sentence. In certain circumstances, if there is more than one Sale, Universal may be required to deliver shares of Common Stock to the Company to the extent that the Subsequent Sale Price is greater than the weighted average Subsequent

                                                        Page 9 of 29 Pages

Sale Price of all Sales. The anti-dilution provisions terminate once the aggregate proceeds of all Sales equals or exceeds $100 million.

                 The Subscription Agreement also provides that from and after the later of (i) the second anniversary of the Closing Date and (ii) the fifteenth day of the month following the first month end as of which the outstanding debt of the Company is less than 4.75 times the consolidated EBITDA of the Company for the twelve-month period then ended (the "Start Date"), Universal will have the right (the "Put Right") to cause the Company to lease the Universal City Cinema motion picture theater facility located at the Universal City, California retail and entertainment complex (the "Universal City Cinema") pursuant to a 20-year lease (the "Lease"). If Universal exercises the Put Right, on the date the Lease is signed (the "Lease Signing Date") the Company will pay to Universal cash consideration for entering into the Lease and the conveyance of the related personal property equal to (i) ten times the cash flow of the Universal City Cinema for the 12-month period ended on the last day of the month preceding Universal's giving notice (the "Put Notice") of its exercise of the put (the "Base Price") minus (ii) (if applicable) the cost of eliminating any deficiencies from the operating requirements and standards set forth in the Lease specifically listed on a certificate executed by an officer of Universal, which cost shall be estimated by an engineering firm or other expert (the "Engineering Firm") selected by Universal and reasonably acceptable to the Company (the "Deficiency Amount"). On the Lease Signing Date, Universal shall elect one of the following three options: (i) to provide a surviving representation and warranty to the Company that, as of the Lease Signing Date, the Universal City Cinema satisfies all of the operating requirements and standards set forth in the Lease; (ii) to (A) certify that, as of the Lease Signing Date, the Universal City Cinema satisfies all of the operating requirements and standards set forth in the Lease with only such deficiencies therefrom as are (x) specifically listed on a certificate executed by an officer of Universal and (y) accompanied by an estimate of the Deficiency Amount prepared by the Engineering Firm and (B) agree that such Deficiency Amount shall be deducted from the Base Price; or
(iii) to (A) certify as described in clause (ii) (A) above and (B) agree, at Universal's sole cost and expense, to cause such deficiencies to be eliminated in full in accordance with the terms of the Lease in lieu of deducting the Deficiency Amount from the Base Price. The Put Right shall terminate as of the close of business on the third anniversary of the Start Date if the Put Notice has not been delivered prior to such date. The Company shall provide to Universal not less than five days prior written notice of the Start Date, and, if the Company shall fail to provide such notice, the Start Date shall be tolled until the fifth day following delivery of such notice.

I.       THE STOCKHOLDERS AGREEMENT

                 The Company, SPE, Universal, the Trust, Charles R. Bronfman,
E. Leo Kolber, Arnold M. Ludwick and certain related persons (the Trust and such individuals and related persons, collectively the "Claridge Group") have entered into an Amended and Restated Stockholders Agreement dated as of September 30, 1997 (the "Stockholders Agreement"), which provides for certain board, voting, consent, standstill, purchase, transfer and other rights and obligations for the parties thereto following the Closing (the parties to the Stockholders Agreement, being referred to herein collectively, as the "Stockholders").

                                                        Page 10 of 29 Pages

A.       The Company's Board of Directors

                 Pursuant to the Stockholders Agreement, effective as of the Closing, the Board of Directors of the Company (the "Board") will be comprised of 16 members, consisting initially of six designees of SPE (the
"SPE Directors"), three designees of Universal (the "Universal Directors"), one designee of the Claridge Group (the "Claridge Director"), two Management Directors (as defined in the Stockholders Agreement) and four Independent Directors (as defined in the Stockholders Agreement). The Independent Directors were designated by mutual agreement of the Company, SPE, Universal and a majority of the members of the Independent Committee prior to the Closing. The Management Directors are the two most senior executive officers of the Company; provided that Allen Karp shall be one of the Management Directors as long as he is an executive officer of the Company or an affiliate.

                 At the Closing, the Stockholders acknowledged that, notwithstanding the foregoing provisions of the Stockholders Agreement, two Independent Directors as opposed to four Independent Directors were appointed as of the Closing. The Company has agreed to use its best efforts to cause an additional two Independent Directors to be appointed as soon as possible following the Closing, such two additional Independent Directors to be designated by mutual agreement of the Company, Universal, SPE and the two Independent Directors appointed at Closing. Until such two additional Independent Directors shall have been duly elected to the Board, the Company has agreed not to take any action requiring Board authorization unless such action is approved by (i) such vote as may be required by the Stockholders Agreement and the Company's Charter and By-Laws and the Delaware General Corporation Law and (ii) a "Weighted Majority of the Board" (which is defined to mean a majority of the votes cast by Directors at any meeting at which a quorum is present, in which the vote of each Independent Director is multiplied by the quotient of (i) 4 divided by (ii) the number of Independent Directors then in office).

                 The Stockholders Agreement provides that after the Closing, SPE, Universal and the Claridge Group will, subject to the exceptions and limitations described below, be entitled to designate for nomination for election to the Board, the number of directors of the Company (the "Directors") that generally corresponds to such Stockholder's "Applicable Percentage" set forth on the following chart (the "Directors Chart"):

                                                        Page 11 of 29 Pages

                                                              Number of
               Applicable Percentage                          Directors
              ----------------------                         -----------

>  6.25 % and <  9.375% . . . . . . . . . . . . .                 1
-

>  9.375% and < 15.625% . . . . . . . . . . . . .                 2
-

> 15.625% and < 21.875% . . . . . . . . . . . . .                 3
-

> 21.875% and < 28.125% . . . . . . . . . . . . .                 4
-

> 28.125% and < 34.375% . . . . . . . . . . . . .                 5
-

> 34.375% and < 40.625% . . . . . . . . . . . . .                 6
-

> 40.625% and < 46.875% . . . . . . . . . . . . .                 7
-

> 46.875% and < 53.125% . . . . . . . . . . . . .                 8
-

> 53.125% and < 59.375% . . . . . . . . . . . . .                 9
-

> 59.375% and < 65.625% . . . . . . . . . . . . .                10
-

> 65.625% and < 71.875% . . . . . . . . . . . . .                11
-

> 71.875% and < 78.125% . . . . . . . . . . . . .                12
-

> 78.125% and < 84.375% . . . . . . . . . . . . .                13
-

> 84.375% and greater . . . . . . . . . . . . . .                14
-
                                                        Page 12 of 29 Pages

provided however, that:

                    (i) (x) until the five-year anniversary of the Closing, the Claridge Group shall be entitled to designate one Director if its Applicable Percentage exceeds 3.5%, and, thereafter, if its Applicable Percentage exceeds 5%, and (y) the Claridge Group's entitlement to designate two or more Directors shall be determined in accordance with the Stockholders Agreement on the same basis as the entitlement of the other Stockholders;

                    (ii) if, pursuant to the Directors Chart, the Stockholders would in the aggregate be entitled to designate more than 14 Directors, each reference to a percentage in the Directors Chart under the "Applicable Percentage" column will be increased by the least number of percentage points that would result in the Stockholders in the aggregate being entitled to designate 14 Directors (after giving effect to the provisions of clause (i)(x) above);

                   (iii) prior to the four-year anniversary of the Closing, no Stockholder will be entitled to designate more than eight Directors; provided, however, that if any Stockholder would be entitled to designate more than eight Directors pursuant to the Directors Chart based on such Stockholder's Adjusted Applicable Percentage (as defined in the Stockholders Agreement) (rather than such Stockholder's Applicable Percentage), (x) such Stockholder will be entitled to designate the number of Directors set forth in the Directors Chart based on such Stockholder's Applicable Percentage and
         (y) the limitation contained in this clause (iii) regarding a Stockholder's entitlement to designate Directors will thereupon terminate.

                 Each of SPE and Universal have agreed with the other and each member of the Claridge Group has agreed with each of SPE and Universal that, notwithstanding the foregoing:

                    (i) no stockholder shall be entitled to designate more than six Directors; provided, however, that if any Stockholder would be entitled to designate more than eight Directors pursuant to the Directors Chart based on such Stockholder's Adjusted Applicable Percentage (rather than such Stockholder's Applicable Percentage), such Stockholder shall be entitled to designate such greater number of Directors and the limitation contained in this clause (i) regarding a Stockholder's entitlement to designate Directors will thereupon terminate, provided, further, that, if at any time commencing on the three-year anniversary of the Closing, any Stockholder's Applicable Percentage exceeds 45%, the limitation contained in this clause (i) regarding a Stockholder's entitlement to designate Directors will be increased from six Directors to seven Directors;

                    (ii) at any time that SPE's Applicable Percentage equals or exceeds 40.625%, but the number of SPE Directors is limited to six by the immediately preceding clause (i) of this paragraph, Universal has agreed with SPE that one of the individuals designated by Universal to serve as a Director shall be an Independent Director so long as Universal's Applicable Percentage equals or exceeds 21.875%; and

                                                        Page 13 of 29 Pages

                   (iii) at any time that Universal's Applicable Percentage equals or exceeds 40.625%, but the number of Universal Directors is limited to six by clause (i) of this paragraph, SPE has agreed with Universal that one of the individuals designated by SPE to serve as a Director shall be an Independent Director so long as SPE's Applicable Percentage exceeds 21.875%.

                 If the Stockholders collectively have the right to designate at least 13 of the members of the Board pursuant to the provisions described above, SPE and Universal have agreed that at least one of the individuals designated by each such Stockholder to serve as a Director shall be an Independent Director; provided that if one of such Stockholders shall be entitled to designate only one Director, such Stockholder shall not be required to designate an Independent Director and the other such Stockholder shall be required to designate two Independent Directors.

                 The parties to the Stockholders Agreement have agreed that following the Closing Date, except for the designees of the Stockholders and for the Management Directors, individuals to be nominated for election as Directors shall all be Independent Directors (unless the Independent Directors shall otherwise agree), and there shall be at least two Independent Directors and two Management Directors nominated in each such election. Each Stockholder has agreed to vote (and to cause its affiliates to vote) any Voting Shares (as defined in the Stockholders Agreement) beneficially owned by it to cause the designees of SPE, Universal and the Claridge Group and each of the Independent Directors and Management Directors designated by the Nominating Committee (as described below) to be elected to the Board, and the Company has agreed to use its best efforts to cause the election of each such designee, including nominating such individuals to be elected as members of the Board, as provided in the Stockholders Agreement.

                 In connection with each election of members of the Board, the Management Directors and the Independent Directors will be designated by a nominating committee of the Board (the "Nominating Committee"), which will be established to determine whether prospective nominees as Management Directors and Independent Directors meet the criteria for such positions.
The Nominating Committee will be comprised of four Directors, consisting of
(x) two Independent Directors designated by a majority of the Independent Directors and (y) one SPE Director and one Universal Director; provided that if at any time there shall cease to be at least one SPE Director or Universal Director, then the Nominating Committee will include two SPE Directors or two Universal Directors, as the case may be, to the extent that SPE or Universal, as applicable, then has two designees serving as Directors.

                 The Stockholders Agreement provides that all other committees of the Board will include, subject to any applicable stock exchange or requirement of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a number of SPE Directors and Universal Directors equivalent to the proportion of such Directors then serving on the whole Board multiplied by the total number of members comprising such committee. The Stockholders Agreement contains other provisions relating to committees of the Board and various provisions relating to the procedures, including meetings and agendas, and the powers of the Board.

                 Each Stockholder has agreed that it will not without the prior written consent of SPE and Universal (i) seek the election or removal of any Director, except in accordance with the terms of the Stockholders

                                                        Page 14 of 29 Pages

Agreement; (ii) deposit any Common Stock in a voting trust or subject any Common Stock to any arrangement with respect to the voting of such shares (other than a voting trust or arrangement solely among members of the Claridge Group); (iii) subject to certain exceptions, engage in any "solicitation" (within the meaning of Rule 14a-1 under the Exchange Act) of proxies or consents or become a "participant" in any "election contest" (within the meaning of Rule 14a-11 under the Exchange Act) with respect to the Company, or (iv) form a Group (as defined in the Stockholders Agreement) with respect to any Common Stock, other than a Group consisting exclusively of Stockholders, any of their affiliates or Permitted Transferees (as defined in the Stockholders Agreement).

B.       Consent Rights

                 The Stockholders Agreement provides SPE and Universal with specified consent rights in respect of specified actions by the Company and its subsidiaries, so long as their respective Applicable Percentages equal or exceed the Minimum Percentage (as defined in the Stockholders Agreement). These events include: (a) voluntary bankruptcy filings by the Company or any significant subsidiary; (b) acquisitions and dispositions meeting specified tests of materiality; (c) entering into or engaging in any business other than the exhibition of films with certain limited exceptions; (d) any transaction or series of related transactions with SPE or Universal or any of their respective affiliates involving more than $1,000,000 per calendar year (excluding arm's-length transactions in the ordinary course of business, including film booking arrangements); (e) changing the number of directors comprising the entire Board; (f) with certain exceptions, issuing or selling any Voting Shares or voting share equivalents exceeding specified thresholds;
(g) paying cash dividends on, or making any other cash distributions on or redeeming or otherwise acquiring for cash, any shares of capital stock of the Company, or any warrants, options, rights or securities convertible into, exchangeable or exercisable for, capital stock of the Company exceeding specified thresholds; (h) incurring any debt in excess of specified amounts with certain specified exceptions; (i) hiring, or renewing the employment contract (including option renewals) of, either of the two most senior executive officers of the Company; (j) entering into any arrangement (other than the Stockholders Agreement or pursuant thereto) with any holder of Voting Shares in such holder's capacity as a holder of Voting Shares which subjects actions taken by the Company or any subsidiary to the prior approval of any person; (k) entering into certain discriminatory shareholder arrangements including any stockholders rights plan; and (l) amending the By-Laws by action of the Board.

                 Under the Stockholders Agreement, SPE and Universal are entitled to certain additional consent rights if the Company fails to meet certain budgeted financial targets and their respective Applicable Percentages then equal or exceed the Minimum Percentage. These rights include the right to approve a new five-year strategic business plan for the Company and the following actions by the Company or any subsidiary thereof:
(a) making capital expenditures exceeding specified thresholds; (b) incurring any debt in excess of specified amounts with certain specified exceptions;
(c) incurring liens to secure unsecured debt; and (d) with certain exceptions, issuing or selling any capital stock of the Company.

                 If the Company and either SPE or Universal, as the case may be, disagree in good faith as to whether the consent rights of such Stockholder described above are triggered in connection with an action

                                                        Page 15 of 29 Pages

proposed to be taken by the Company, the parties have agreed to submit such a dispute to arbitration by an independent arbitrator. Pending resolution of such dispute (which generally must be resolved within ten business days of the submission of the dispute), the Company may not take the action which is the subject of the dispute and its operations may be interrupted or delayed during such time period as a result.

                 In addition to the foregoing consent rights, in connection with any vote or action by written consent of the Board related to any (a) Merger (as defined in the Stockholders Agreement), (b) voluntary liquidation, dissolution or winding up of the Company (a "Dissolution"), (c) amendment or restatement of the Company's Charter or (d) amendment or repeal of any provision of, or addition of any provision to, the Company's By-laws (a "By-law Amendment"), each Stockholder has agreed to use its best efforts to cause the Directors designated by such Stockholder to vote against such action at the request of SPE or Universal if its Applicable Percentage exceeds the Minimum Percentage. The Stockholders have also agreed to vote (and not to consent to) the Voting Shares beneficially owned by them against any of the foregoing items in connection with any vote or action by written consent of the stockholders of the Company related thereto at the request of SPE or Universal if its Applicable Percentage exceeds the Minimum Percentage.

                 So long as the Applicable Percentage of SPE or Universal equals or exceeds the Minimum Percentage, (i) the Company has agreed that the Company's Charter will provide that effecting a Merger or Dissolution or adopting an amendment or restatement of the Company's Charter or adopting a By-law Amendment by action of the stockholders of the Company shall require the affirmative vote or written consent of the holders of at least 80% of the outstanding Common Stock; provided that in the case of any of the foregoing matters (other than adopting a By-law Amendment by action of the stockholders) such 80% stockholder approval requirement shall not be applicable if 14 members of the Board shall have approved such matter; provided, further, that in the case of any Merger that is approved by 14 members of the Board, such Merger shall require the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding Common Stock and (ii) no Stockholder shall vote in favor of, consent in writing to, or take any other action to effect an amendment or repeal of such provisions of the Company's Charter.

C.       Approval of Certain Transactions by Disinterested Directors

                 The Stockholders Agreement provides that so long as the Applicable Percentage of SPE or Universal equals or exceeds the Minimum Percentage, neither SPE nor any of its affiliates, nor Universal nor any of its affiliates, as the case may be, shall enter into any contract with the Company or any subsidiary thereof, nor shall the Company otherwise engage in or become obligated to engage in any transaction or series of related transactions with SPE and/or its affiliates, or Universal and/or its affiliates, as the case may be, in any case involving more than $1,000,000 per calendar year, unless such contract or transaction shall have been approved by a majority of the Disinterested Directors (as defined in the Stockholder's Agreement) following disclosure of the material facts of the contract or transaction to the Disinterested Directors. The approval requirement does not apply to contracts or transactions in the ordinary course of the Company's business, including film booking arrangements.

                                                        Page 16 of 29 Pages

D.       Restrictions on Transfers of Common Stock by the Stockholders

                 The Stockholders Agreement includes the following restrictions on Transfers (as defined in the Stockholders Agreement) by SPE and
Universal:

                 Without the consent of a majority of the Independent Directors, each of SPE and Universal has agreed not to Transfer in privately negotiated transactions more than 20% of its Initial Interest (as defined in the Stockholders Agreement) for a period of six months following the Closing. This restriction does not apply to Transfers (i) to a Permitted Transferee,
(ii) to another Stockholder or its Permitted Transferees, (iii) pursuant to a merger or consolidation in which the Company is a constituent corporation or
(iv) pursuant to a bona fide third party tender offer or exchange offer which was not induced directly or indirectly by such Stockholder or any of its affiliates.

                 Neither SPE nor Universal nor any of their respective affiliates may Transfer, individually or collectively, an aggregate of more than 50% of the outstanding Common Stock in one or a series of related transactions to a Third Party Transferee (as defined in the Stockholders Agreement) (or to one or more Third Party Transferees constituting a Group) unless each stockholder of the Company has the right to participate in such Transfer on the same basis as the proposed transferor(s), subject to the prior right of first refusal of SPE and Universal described below to purchase the shares so being transferred if such party is not the transferring stockholder.

                 Neither SPE nor any of its affiliates may Transfer an aggregate of more than 50% of SPE's Initial Interest to any person (including any Group), other than an SPE Permitted Transferee, in one or a series of related transactions, unless Universal and the Claridge Group each has the right to participate in such Transfer on the same basis as SPE and its affiliates.

                 The following Transfers of Voting Shares by SPE or Universal or their respective affiliates (the proposed transferor, the "Transferring Party") will be subject to the right of first refusal in favor of the other:
(a) any Transfer in one or a series of related privately negotiated transactions or a public offering if (i) 5% or more of the then outstanding Voting Shares are subject to the Transfer, (ii) any transferee, or any Group of which a transferee is a member, would, following such Transfer, beneficially own 5% or more of the outstanding Voting Shares (except, in the case of any public offering, the limitation set forth in this clause (ii) shall not be applicable if the Transferring Party has taken all reasonably steps to assure that such limitation shall have been satisfied) or (iii) in the case of any Transfer by SPE or any of its affiliates, SPE's Applicable Percentage exceeds 25%; (b) any Transfer pursuant to a bona fide third party tender offer or exchange offer; (c) any Transfer to the Company or to a subsidiary of the Company pursuant to a self-tender offer or otherwise; and
(d) any Transfer in a market sale. No right of first refusal applies to any Transfer between SPE or Universal and any of their respective Permitted Transferees.

E.       Standstill Agreements

                 Standstill Among the Company and the Stockholders. Each of SPE and Universal and each member of the Claridge Group has agreed with the

                                                        Page 17 of 29 Pages

Company and with each of SPE and Universal not to, and to cause its affiliates not to, acquire, directly or indirectly, the beneficial ownership of any additional Voting Shares, except for: (a) acquisitions of up to an aggregate of 5% of the outstanding Voting Shares during any twelve-month period, subject to certain price restrictions; and (b) acquisitions in privately negotiated transactions from five or fewer persons pursuant to offers not made generally to holders of Voting Shares and pursuant to which the value of any consideration paid for any Voting Shares, including brokerage fees or commissions, does not exceed 115% of the "Market Price" (as determined in accordance with the regulations under the Securities Act (Ontario)). The exceptions described in clauses (a) and (b) above are not available to a Stockholder whose Applicable Percentage would equal or exceed 25% after the acquisition if, as a result of such acquisition, the Public Stockholders (as defined in the Stockholders Agreement) would beneficially own less than 20% of the outstanding Voting Shares.

                 There are additional exceptions for acquisitions, (i) from a Stockholder, (ii) pursuant to the exercise of equity purchase rights (see "-- Equity Purchase Rights" below), (iii) on terms and conditions approved by the Independent Directors, (iv) pursuant to a tender or exchange offer made in accordance with applicable law, (v) to restore a Stockholder's percentage interest following a dilutive issuance of Voting Shares or (vi) acquisitions of Common Stock upon the conversion of Non-Voting Common Shares.

                 The Stockholders have agreed that, in the case of any acquisition permitted pursuant to the foregoing provisions that would constitute a "Rule 13e-3 transaction" (as defined in Rule 13e-3 under the Exchange Act), prior to the consummation of any such transaction (x) a nationally recognized investment bank shall have delivered an opinion to the Board that such transaction is fair from a financial point of view to the stockholders of the Company, other than the applicable Stockholder, (y) a majority of the Independent Directors shall have approved the transaction and
(z) if the Public Stockholders of the Company beneficially own more than 20% of the Voting Shares and if approval of stockholders of the Company is required by Delaware law or the Company's Charter, a majority of the Common Stock held by such Public Stockholders shall have been voted in favor of the transaction.

                 The restrictions described in the preceding three paragraphs terminate on the earlier of (x) the six-year anniversary of the Closing and
(y) any time after the four-year anniversary of the Closing upon the Claridge Group ceasing to have the right to designate a Director pursuant to the Stockholders Agreement, or upon the occurrence of:

                 (a) a bona fide tender or exchange offer to acquire more than 20% of the Voting Shares having been made by any person (except that such restrictions shall not terminate as to any Stockholder if such tender or exchange offer is made by such Stockholder or any of its affiliates or by any person acting in concert with such Stockholder or any of its affiliates or is induced by such Stockholder or any of its affiliates); provided that if such offer is withdrawn or expires without being consummated, such restrictions shall be reinstated (but no such reinstatement shall prohibit any Stockholder from thereafter purchasing Voting Shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by a Stockholder prior to such time);

                                                        Page 18 of 29 Pages

                 (b) the Application Percentage of SPE, Universal or the Claridge Group equaling or exceeding 80%; provided that, in the case of Universal, such percentage shall be 33-1/3% at any time Universal and its affiliates beneficially own more Voting Shares than any other holder of Common Stock;

                 (c) with respect to any Stockholder, such Stockholder's Applicable Percentage being less than 15% (provided that such restrictions shall be reinstated if such Stockholder's Applicable Percentage equals or exceeds 15% within one year thereafter);

                 (d) any person (other than a Stockholder or a Permitted Transferee) beneficially owning more than 20% of the Voting Shares, excluding from the Voting Shares beneficially owned by such person Voting Shares acquired from a Stockholder, a Permitted Transferee or the Company; or

                 (e) the Public Stockholders beneficially owning more than 66-2/3% of the Voting Shares.

                 Standstill Among the Stockholders. Each of SPE and Universal has agreed with the other and each member of the Claridge Group has agreed with each of SPE and Universal that neither such Stockholder nor any of its affiliates will acquire, directly or indirectly, the beneficial ownership of any Voting Shares if immediately prior to such acquisition such Stockholder's Applicable Percentage exceeds 50%, excluding Voting Shares acquired from another Stockholder or its Permitted Transferees, or if, as a result of such acquisition, (i) such Stockholder and its affiliates would beneficially own an aggregate of more than 50% of the Voting Shares, excluding Voting Shares acquired from another Stockholder or its Permitted Transferees, or (ii) the Public Stockholders would beneficially own less than 20% of the outstanding Voting Shares. The restriction described in clause
(ii) does not apply to a Stockholder and its affiliates, if, upon consummation of such acquisition, such Stockholder's Applicable Percentage would be less than 25%. This restriction does not prohibit the acquisition of Common Stock upon the conversion of Non-Voting Common Shares.

                 The restrictions described in the preceding paragraph will terminate if: (a) the Applicable Percentage of either SPE or Universal is less than 10% (provided that such restrictions shall be reinstated if such Stockholder's Applicable Percentage equals or exceeds 10% within one year thereafter); (b) a bona fide tender or exchange offer to acquire more than 15% of the outstanding Voting Shares is made by any person (except that such restrictions shall not terminate as to any Stockholder if such tender or exchange offer is made by such Stockholder or any of its affiliates or by any person acting in concert with such Stockholder or any of its affiliates or is induced by such Stockholder or any of its affiliates); provided that if such offer is withdrawn or expires without being consummated, such restrictions shall be reinstated (but no such reinstatement shall prohibit any Stockholder from thereafter purchasing Voting Shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by a Stockholder prior to such time); or (c) any person (other than a Stockholder or a Permitted Transferee) beneficially owns more than 15% of the Voting Shares, excluding Voting Shares acquired from a Stockholder or a Permitted Transferee, but only if the sum of the Applicable Percentages of SPE and Universal is less than 45%.

                                                        Page 19 of 29 Pages

F.       Registration Rights

                 The Stockholders Agreement grants to the Stockholders customary demand and piggyback rights with respect to the registration of Common Stock (including any Common Stock issuable upon conversion of Non-Voting Common Shares) owned by them as of the Closing or thereafter acquired by them. The Company has agreed to pay all expenses of the initial registration demanded by each of SPE, Universal and the Claridge Group.

G.       Equity Purchase Rights

                 The Stockholders Agreement provides that if the Company proposes to issue or sell any Voting Shares pursuant to a transaction in respect to which SPE or Universal shall have the right to consent under the Stockholders Agreement, each such Stockholder will have the right, exercisable in whole or in part and subject to the applicable rules of any stock exchange on which Common Stock shall then be listed, to acquire from the Company a portion of the Voting Shares proposed to be issued or sold to persons other than such Stockholder and its affiliates (the "Issuance Shares") up to an amount equal to the number of Issuance Shares multiplied by such Stockholder's then Applicable Percentage, prior to giving effect to the consummation of the proposed issuance or sale and any acquisition by a Stockholder pursuant to the exercise of such rights.

H.       Assignments of Rights and Obligations to Transferees

                 Permitted Transferees of a Stockholder will be subject to the terms and conditions of the Stockholders Agreement as if such Permitted Transferees were SPE (in the case SPE or a Permitted Transferee of SPE is the transferor), Universal (in the case Universal or a Permitted Transferee of Universal is the transferor) or a member of the Claridge Group (in the case a member of the Claridge Group or a Permitted Transferee thereof is the transferor).

                 Third Party Transferees of a Stockholder will be subject to certain terms and conditions in the Stockholders Agreement. In certain circumstances, Third Party Transferees will have the right to designate Board members and may also be entitled to registration rights. Third Party Transferees will not receive tag-along rights, rights of first refusal or equity purchase rights described above. In addition, the rights of SPE and Universal to consent to certain significant corporate events described under "Consent Rights" above are not assignable to third parties.

I.       Certain Remedies

                 In the event that SPE or Universal has a good faith belief that the Company or any other Stockholder is likely to breach, or has breached, in any material respect, certain of its obligations under the Stockholders Agreement, such Stockholder may deliver notice of such belief to the Company and/or such other Stockholder, as the case may be. Upon receipt of such notice and until the dispute is resolved (by a court of competent jurisdiction, an independent arbitrator or otherwise), neither the Company nor any other Stockholder may take any action that would facilitate such a breach and shall take reasonable actions to prevent such breach, if it has not yet occurred, or to minimize any adverse consequences to the aggrieved Stockholder of any such breach. In addition, in the event that SPE or the Company breaches in any material respect any of their obligations to

                                                        Page 20 of 29 Pages

Universal under the Stockholders Agreement, SPE and the Company shall, at the request of Universal, use their best efforts to amend the Company's Charter to authorize a new class of common stock to be issued by the Company to Universal and its Permitted Transferees in exchange for the Common Stock held by them. Such new class would be identical in all respects to the Common Stock, except that such class would entitle the holders thereof to proportionate representation on the Board on the same basis that Universal is entitled to representation thereon pursuant to the Stockholders Agreement and that the rights described under "Consent Rights" above would be incorporated in such class and SPE and Universal will cease to have any consent rights under the Stockholders Agreement. Such new class of common shares, if issued, would be convertible into shares of Common Stock on a one-for-one basis at any time at the discretion of the holder.

J.       Termination

                 Except as otherwise described in the Stockholders Agreement, the rights and obligations of a Stockholder and its Permitted Transferees under the Stockholders Agreement shall terminate upon such Stockholder's Applicable Percentage equaling less than 6.25% (or, in the case of the Claridge Group, 3.5% until the five-year anniversary of the Closing and 5% thereafter), subject to an exception in circumstances where a Stockholder's Applicable Percentage is reduced as a result of the issuance of additional Voting Shares by the Company.

         The preceding summary of certain provisions of the Subscription Agreement and the Stockholders Agreement is qualified in its entirety by reference to the full texts of such agreements, which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. -- Joint Filing Agreement between The Seagram Company Ltd. and Universal Studios, Inc.

2.     -- Stockholders Agreement, dated as of September 30, 1997
          (incorporated by reference to Exhibit 2 to Amendment No. 24 to the Schedule 13D filed by Universal Studios, Inc. with respect to Cineplex Odeon Corporation).

3.     -- Subscription Agreement, dated as of September 30, 1997
          (incorporated by reference to Exhibit 1 to Amendment No. 24 to the Schedule 13D filed by Universal Studios, Inc. with respect to Cineplex Odeon Corporation).

                                                        Page 21 of 29 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 1998

                                      THE SEAGRAM COMPANY LTD.


                                      By:  /s/ Daniel R. Paladino
                                           Name:  Daniel R. Paladino
                                           Title: Executive Vice President,
                                                  Legal and Environmental
                                                  Affairs

                                      UNIVERSAL STUDIOS, INC.


                                      By:  /s/ Karen Randall
                                           Name:  Karen Randall
                                           Title: Senior vice President and
                                                  General Counsel
                                                        Page 22 of 29 Pages

                                  SCHEDULE 1

                 1. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.


                                   Principal Occupation
  Name and Business Address            or Employment           Citizenship
----------------------------   ---------------------------   --------------
EDGAR BRONFMAN, JR.*           Chief Executive Officer and   United States
375 Park Avenue                President of Seagram and
New York, New York  10152      Chairman of the Executive
                               Committee of Universal

SAMUEL BRONFMAN II*            President of Seagram Chateau  United States
2600 Campus Drive              & Estate Wines Company (a
Suite 160                      division of a subsidiary of
San Mateo, CA  94403           Seagram)

ARNOLD M. LUDWICK*             Vice President of Seagram     Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada  H3B 4P2

ROBERT W. MATSCHULLAT*         Vice Chairman and Chief       United States
375 Park Avenue                Financial Officer of Seagram
New York, New York  10152

YASUO NAKAMURA*                General Manager, Matsushita   Japan
                               Entertainment & Media
                               Liaison Office at Universal

FRANK J. BIONDI, JR.*          Chairman and Chief Executive  United States
                               Officer of Universal

RON MEYER*                     President and Chief           United States
                               Operating Officer of
                               Universal

BRUCE L. HACK*                 Executive Vice President and  United States
                               Chief Financial Officer of
                               Universal

DOUGLAS P. MORRIS              Executive Vice President      United States

CATHY A. NICHOLS               Executive Vice President      United States

CASEY SILVER                   Executive Vice President      United States

KAREN RANDALL                  Senior Vice President and     United States
                               General Counsel of Universal

                                                        Page 23 of 29 Pages

KENNETH L. KAHRS               Senior Vice President, Human  United States
                               Resources of Universal

DEBORAH S. ROSEN               Senior Vice President,        United States
                               Corporate Communications and
                               Public Affairs of Universal

BRIAN C. MULLIGAN              Senior Vice President of      United States
                               Universal

HELLENE S. RUNTAGH             Senior Vice President of      United States
                               Universal

JAY E. SHECTER                 Vice President, Strategic     Canada
                               Sourcing of Universal

PAUL BUSCEMI                   Vice President, Tax of        United States
800 Third Avenue               Joseph E. Seagram & Sons,
New York, New York  10022      Inc. and Vice President of
                               Universal

MAREN CHRISTENSEN              Vice President of Universal   United States

H. STEPHEN GORDON              Vice President of Universal   United States

MARC PALOTAY                   Vice President of Universal   United States

WILLIAM A. SUTMAN              Vice President and            United States
                               Controller of Universal

SHARON S. GARCIA               Secretary of Universal        United States

PAMELA F. CHERNEY              Treasurer of Universal        United States

LEW R. WASSERMAN*              Chairman Emeritus of          United States
                               Universal

                 2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.


                                   Principal Occupation
  Name and Business Address            or Employment           Citizenship
----------------------------   ---------------------------   --------------

EDGAR M. BRONFMAN*             Chairman of the Board of      United States
                               Seagram

THE HON. CHARLES R.            Co-Chairman of the Board and  Canada
  BRONFMAN, PC., C.C.*         Chairman of the Executive
501 North Lake Way             Committee of Seagram
Palm Beach, Florida  33480

                                                        Page 24 of 29 Pages

EDGAR BRONFMAN, JR.*           Chief Executive Officer and   United States
                               President of Seagram

SAMUEL BRONFMAN II*            President of Seagram Chateau  United States
2600 Campus Drive              & Estate Wines Company (a
Suite 160                      division of a subsidiary of
San Mateo, CA  94403           Seagram)

MATTHEW W. BARRETT, O.C.*      Chairman and Chief Executive  Canada
First Bank Tower               Officer of Bank of Montreal
68th Floor                     (a financial institution)
First Canadian Place
100 King Street West
Toronto, Ontario  M5X 1A1

LAURENT BEAUDOIN, C.C.*        Chairman and Chief Executive  Canada
800 Rene-Levesque Blvd. West   Officer of Bombardier Inc.
30th Floor                     (a transportation, aerospace
Montreal, Quebec               and motorized products
Canada  H3B 1Y8                company)

FRANK J. BIONDI, JR.*          Chairman and Chief Executive  United States
100 Universal City Plaza       Officer of Universal
Universal City, CA  91608      Studios, Inc.

RICHARD H. BROWN*              Chief Executive of Cable and  United States
124 Theobolds Road             Wireless plc (a provider of
London, England  WC1X 8RX      international
                               telecommunications services)

THE HON. WILLIAM G. DAVIS,     Counsel to Tory               Canada
  P.C., C.C., Q.C.*            Tory DesLauriers &
Suite 3000, Aetna Tower        Binnington (attorneys)
79 Wellington Street West
Toronto, Ontario
Canada  M5K 1N2

ANDRE DESMARAIS*               President and Co-Chief        Canada
751 Victoria Square            Executive Officer of Power
Montreal, Quebec               Corporation of Canada (a
Canada  H2Y 2J3                holding and management
                               company) and Deputy Chairman
                               of Power Financial
                               Corporation

BARRY DILLER*                  Chairman and Chief Executive  United States
c/o USA Networks, Inc.         Officer of USA Networks,
2425 Olympic Boulevard         Inc.
6th Floor
West Tower
Santa Monica, California
90404

MICHELE J. HOOPER*             Corporate Vice President,     United States
2211 Sanders Road              Caremark
Northbrook, IL  60062          International Inc. (a health
                               care services provider)

                                                        Page 25 of 29 Pages

DAVID L. JOHNSTON, C.C.*       Professor of Law at McGill    Canada
3690 Peel Street               University (an educational
Room 200                       institution)
Montreal, Quebec
Canada  H3A 1W9

THE HON. E. LEO KOLBER,        Member of The Senate of       Canada
SENATOR*                       Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada  H3B 4P2

MARIE-JOSEE KRAVIS, O.E.*      Senior Fellow of The Hudson   Canada
625 Park Avenue                Institute Inc. (a non-profit
New York, NY  10021            economics research
                               institute)

ROBERT W. MATSCHULLAT*         Vice Chairman and Chief       United States
                               Financial Officer of Seagram

C. EDWARD MEDLAND*             President of Beauwood         Canada
121 King Street West           Investments Inc. (a private
Suite 2525                     investment company)
Toronto, Ontario
Canada  M5H 3T9

SAMUEL MINZBERG*               President and Chief           Canada
1170 Peel Street               Executive Officer of
8th Floor                      Claridge Inc. (a management
Montreal, Quebec               company)
Canada  H3B 4P2

JOHN S. WEINBERG*              General Partner of Goldman,   United States
85 Broad Street                Sachs & Co. (investment
New York, NY  10004            bankers)

JOHN D. BORGIA                 Executive Vice President,     United States
                               Human Resources of Seagram

STEVEN J. KALAGHER             Executive Vice President of   United States
                               Seagram and President and
                               Chief Executive Officer, The
                               Seagram Spirits And Wine
                               Group (a division of a
                               subsidiary of Seagram)

ELLEN R. MARRAM                Executive Vice President of   United States
                               Seagram and President and
                               Chief Executive Officer,
                               Tropicana Beverage Group (a
                               division of a subsidiary of
                               Seagram)

                                                        Page 26 of 29 Pages

DANIEL R. PALADINO             Executive Vice President,     United States
                               Legal and Environmental
                               Affairs of Seagram

GABOR JELLINEK                 Vice President, Production    Canada
1430 Peel Street               of Seagram and Executive
Montreal, Quebec               Vice President,
Canada  H3A 1S9                Manufacturing, The Seagram
                               Spirits And Wine Group (a
                               division of a subsidiary of
                               Seagram)

ARNOLD M. LUDWICK              Vice President of Seagram     Canada
c/o Claridge Inc.
1170 Peel St.
8th Floor
Montreal, Quebec
Canada  H3B 4P2

JOHN R. PRESTON                Vice President, Finance of    United States
                               Seagram

MICHAEL C.L. HALLOWS           Secretary of Seagram          Canada

                 3.       The trustees of the trusts for the benefit of Edgar
M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner, Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard
M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W. Matschullat and Daniel R. Paladino and the directors of the fourth charitable foundation include Phyllis Lambert, Matthew Bronfman and Stephen
R. Bronfman. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.


                                   Principal Occupation
  Name and Business Address            or Employment           Citizenship
  -------------------------        --------------------        -----------

PHYLLIS LAMBERT                Architect                     Canada
1920 Baile Street
Montreal, Quebec
Canada  H3H 2S6

                                                        Page 27 of 29 Pages

MATTHEW BRONFMAN               Chief Executive Officer of    United States
30 West 26th Street            Perfumes Isabell, L.L.C. (a
2nd Floor                      perfume company)
New York, NY  10010

STEPHEN R. BRONFMAN            Private Investor              Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada  H3B 4P2

ELLEN J. BRONFMAN              Private Investor              Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England  EC4A 3DE

HAROLD R. HANDLER              Attorney whose professional   United States
425 Lexington Avenue           corporation is of counsel to
New York, NY  10017            Simpson Thacher & Bartlett
                               (attorneys)

MAYO O. SHATTUCK III           President and Chief           United States
Alex Brown & Sons              Operating Officer of Alex.
Incorporated                   Brown & Sons Incorporated
135 East Baltimore Street      (investment bankers)
Baltimore, MD  21202

JOHN L. WEINBERG               Senior Chairman of Goldman,   United States
85 Broad Street                Sachs & Co.
New York, NY  10004            (investment bankers)

ROBERT S. VINEBERG             Partner of Goodman Phillips   Canada
1501 McGill College Avenue     & Vineberg (barristers and
26th Floor                     solicitors)
Montreal, Quebec
Canada  H3A 3N9

GARY J. GARTNER                Resident Counsel of Goodman   Canada
430 Park Avenue                Phillips & Vineberg
10th Floor                     (attorneys)
New York, NY  10022

STEVEN H. LEVIN                Resident Counsel of Goodman   United States
430 Park Avenue                Phillips & Vineberg
10th Floor                     (attorneys)
New York, NY  10022

JEFFREY D. SCHEINE             Resident Counsel of Goodman   United States
430 Park Avenue                Phillips & Vineberg
10th Floor                     (attorneys)
New York, NY  10022

                                                        Page 28 of 29 Pages

TREVOR CARMICHAEL, Q.C.        Barrister, Chancery Chambers  Barbados
Chancery Chambers, Chancery    (attorneys)
House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH            Managing Director of Royal    Barbados
Sunset Drive                   Bank of Canada Financial
Pine Gardens                   Corporation
St. Michael, Barbados          (a financial institution)

BRUCE I. JUDELSON              Partner of Bergman, Horowitz  United States
157 Church Street              & Reynolds, P.C. (attorneys)
New Haven, CT  06510

STANLEY N. BERGMAN             Partner of Bergman, Horowitz  United States
157 Church Street              & Reynolds, P.C. (attorneys)
New Haven, CT  06510

DR. GUIDO GOLDMAN              Director of German Studies    United States
First Spring Corporation       at the Center for European
499 Park Avenue                Studies at Harvard
New York, NY  10022            University and Chairman of
                               First Spring Corporation (an
                               investment company)

LEONARD M. NELSON              Shareholder of Bernstein,     United States
100 Middle Street              Shur, Sawyer & Nelson, P.C.
Portland, ME  04104            (attorneys)

                                                        Page 29 of 29 Pages


                                   EXHIBIT 1

                            JOINT FILING AGREEMENT

                 We, the signatories of the statement on Schedule 13D to

which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of

us.


Dated:  May 26, 1998

                                      THE SEAGRAM COMPANY LTD.


                                      By:  /s/ Daniel R. Paladino
                                           Name:  Daniel R. Paladino
                                           Title: Executive Vice President,
                                                  Legal and Environmental
                                                  Affairs

                                      UNIVERSAL STUDIOS, INC.


                                      By:  /s/ Karen Randall
                                           Name:  Karen Randall
                                           Title: Senior Vice President and
                                                  General Counsel